UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K/A
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009
Commission file number 0-12602
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1): ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐     No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By :	/s/ Masahiko Goto
Masahiko Goto
President and Representative Director

Date: May 7, 2009

For immediate release
May 7, 2009

Company name:	Makita Corporation
Representative:	Masahiko Goto, President & CEO
Stock ticker code:	6586
Announcement of Partial Amendment of Our Recent Announcement
     We are revising our released news “Announcement of Change of Management and Adoption of the Corporate Officer System” announced on April 28, 2009, as follows:
Each amendment is underlined as shown below.
(Before Amendment)

2.	Adoption of the corporate officer system (scheduled to take effect on June 25, 2009)
(1)(Omitted)
(2) Newly appointed corporate officers

Name	Present Title
Hiroshi Okamoto	President of Makita U.S.A. Inc
Tamiro Kijima	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Vice-president of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

(3) Newly management system
	(Omitted)
‚	Corporate officers

Name	Official Title	Position
Zenji Mashiko	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Toshio Hyuga	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Hiroshi Okamoto	Corporate Officer	President of Makita U.S.A. Inc
Tamiro Kijima	Corporate Officer	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Corporate Officer	President of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

(After Amendment)

3.	Adoption of the corporate officer system (scheduled to take effect on June 25, 2009)
(1)(Omitted)
(2) Newly appointed corporate officers

Name	Present Title
Hiroshi Okamoto	President of Makita U.S.A. Inc
Tamiro Kishima	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Vice-president of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

(3) Newly management system
	(Omitted)
‚	Corporate officers

Name	Official Title	Position
Zenji Mashiko	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Tokyo Area
Toshio Hyuga	Corporate Officer	General Manager of Domestic Sales Marketing Headquarters: Osaka Area
Hiroshi Okamoto	Corporate Officer	President of Makita U.S.A. Inc
Tamiro Kishima	Corporate Officer	Senior Managing Director of Dolmar G.m.b.H
Osamu Yokoyama	Corporate Officer	President of Makita (China) Co., Ltd. and Makita (Kunshan) Co., Ltd.

1
English Translation of press release originally issued in Japanese